Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BurTech Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-258914) of our report dated August 18, 2021, except for Note 8, as to which the date is October 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of BurTech Acquisition Corp. as of May 21, 2021 and for the period from March 2, 2021 (inception) through May 21, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, PA

November 19, 2021